Exhibit 99.3
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries SE
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert Ernest COX
Date of last notice	17 December 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	7 June 2010 (US time)

No. of securities held prior to change	Nil

Class	Ordinary shares/CUFS

Number acquired	48,621

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$357,364.35

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	48,621 ordinary shares/CUFS registered in the name of the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to vesting of Performance Shares granted to the senior leadership team in lieu of annual cash bonuses under the FY10 Executive Incentive Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Robert E Cox

Date of change	7 June 2010 (US time)

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	• 243,153 Relative TSR RSUs; and • 135,402 Executive Incentive Program RSUs.

Interest acquired	100,074 Executive Incentive Program Restricted Stock Units. A proportion of these RSUs will vest on 7 June 2012 depending on the Director’s scorecard rating between 0 and 100. These RSUs are granted pursuant to the 2006 JHISE Long Term Incentive Plan, as approved by shareholders at the 2009 Annual General Meeting.

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid for the Restricted Stock Units.

Interest after change	Current interests in contracts are: • 243,153 Relative TSR RSUs; and • 235,476 Executive Incentive Program RSUs.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	6/7/2010